1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

February 19, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov

Re:	Golub Capital BDC, Inc.
Registration Statement on Form N-2
File Numbers: 333-193308, 814-00794

Ladies and Gentlemen:

Golub Capital BDC, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-193308) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated February 7, 2014 from Asen Parachkevov, Attorney Adviser to Matthew Carter of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the original filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

Asen Parachkevov February 19, 2014 Page 2

General

1.	Please supplementally explain the types of debt the Fund plans to issue in subsequent offerings, and undertake that the Fund will inform the staff in advance of filing a proposed prospectus supplement disclosure for any offering of debt instruments.

Response:

The Company respectfully submits that it has no current plans to issue debt securities under the Registration Statement and that any types of debt that might be issued are uncertain at this time. The Company respectfully submits that advance notification of debt offerings is not required under rules of the Commission or existing Staff guidance. For example, the adopting release for the revisions to Rule 415 and other Securities Act rules as part of the Securities Offering Reform notes that the purpose of the revisions was, in part, to expand the ability to use shelf registration statements to eliminate “mandate[ed] delays in the offering process that [the Staff] believe[s] would be inconsistent with the needs of issuers for timely access to capital.” See Securities Offering Reform, Release No. 33-8591 (August 3, 2005). The Company believes that it would be contrary to the spirit of Rule 415 and the Securities Offering Reform amendments for the Company to undertake to provide advance notice to the Staff with respect to an offering of securities under the Registration Statement. Furthermore, given the potential need to access the capital markets in a timely manner (in the manner contemplated by Rule 415) as and when market conditions permit, it would be impracticable for the Company to provide advance notice to the Staff regarding an offering of debt securities under the Registration Statement. The Company also notes that it is not aware of any other registrant (whether a business development company or operating company) which has undertaken to provide advance notice to the Staff of an offering of debt securities under an effective shelf registration statement.

2.	Please identify the Fund’s portfolio manager(s) and provide information regarding such person(s) required to be disclosed under Items 9(c) and Item 21.

Response:

The Company respectfully submits that the information required to be disclosed under Item 9.1.c and Item 21 of Form N-2 appears under the headings entitled “Management—Investment Committee,” “Management—Biographical Information—Interested Directors,” “Management—Portfolio Management” and “Control Persons and Principal Stockholders,” as revised in Amendment No. 1.

Asen Parachkevov February 19, 2014 Page 3

3.	Please include a section in the Prospectus that discusses investors’ eligibility to purchase Securities.

Response:

The Company respectfully submits that shares of its common stock are registered under the Securities Exchange of 1934, as amended, and are listed on The NASDAQ Global Select Market. As a result, pursuant to the National Securities Market Improvement Act of 1996, the Company’s common stock is a covered security as are preferred stock and debt securities, each of which constitutes a “senior security” (as defined in Section 18 of the Securities Act). As a result, all such securities are exempt from registration or qualification under any state law, rule, regulation or order. Similarly, offerings of the Company’s common stock are exempt from the requirements of FINRA Rule 2310(b) because of the listing of such common stock on The NASDAQ Global Select Market. To the extent that any securities offered by the Company may be subject to suitability requirements whether under the rules and regulations of the Commission, FINRA or state regulators, the Company would include such suitability requirements in a prospectus supplement at the time of the offering of any such securities.

4.	Please specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations. The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

Response:

The Company respectfully submits that, although the Registration Statement discloses that the Company may in the future enter into hedging transactions to manage the risks associated with interest rate fluctuations, it currently does not hold any derivative instruments and does not presently intend to enter into any such instruments. Consistent with the undertaking set forth in the Company’s correspondence with the Staff in December 2011, the Company undertakes to treat any derivative instruments entered into by the Company in the manner described in any definitive statement or rule relating to the regulatory treatment of such derivative instruments adopted by the Staff or the Commission.

Asen Parachkevov February 19, 2014 Page 4

Prospectus Summary

1.	Please revise the definition of “Credit Facility” to identify the borrower and disclose any amendments, the size of the facility, applicable interest rates and the facility’s maturity date.

Response:

As requested, the Company has revised the definition of “Credit Facility.”

2.	Please revise the definition of “Debt Securitization” to describe the securitization transaction, identify the securitization issuer, the amount of outstanding borrowings for each class of notes issued by the Securitization Issuer, the effective interest rate applicable to the notes and dates of issuance.

Response:

As requested, the Company has revised the definition of “Debt Securitization.”

3.	Please add definitions for “Revolver Funding”, “Revolver” and “SLF” providing similar level of detail, including, with respect to SLF, the Fund’s equity participation percentage and its commitment to fund subordinated notes.

Response:

As requested, the Company has added definitions of “Revolver Funding,” “Revolver” and “SLF” to page 1 of the Registration Statement under the subheading entitled “Prospectus Summary.” In addition, as requested, the Company has included a description of the Company’s equity ownership of SLF in the section entitled “Prospectus Summary.” The Company respectfully submits that the Company’s commitment to fund subordinated notes is included in the last sentence of the penultimate paragraph of the section entitled “Prospectus Summary—Golub Capital BDC.”

4.	Please confirm the list of consolidated subsidiaries, including whether Revolver Funding has been included in the Fund’s consolidated financial statements.

Asen Parachkevov February 19, 2014 Page 5

Response:

The Company hereby confirms the accuracy of the list of consolidated subsidiaries in the Registration Statement and in Amendment No. 1. The Company respectfully submits that Revolver Funding was not included in the Company’s consolidated financial statements as of September 30, 2013 because Revolver Funding was not formed until October 2013, as disclosed under the heading “Prospectus Summary—Recent Developments.” The Company hereby confirms that Revolver Funding is included in the Company’s consolidated financial statements as of December 31, 2013, which financial statements are included in Amendment No. 1.

5.	Please use a consistent description of the types of investments targeted by the Fund throughout the Prospectus.

Response:

As requested, the Company has revised its disclosure to use a consistent description throughout Amendment No. 1.

1.	Please explain that the Fund may invest in below investment grade bonds and unrated securities. Please define such securities as “junk” bonds. Please add a statement that senior secured loans in which the Funds invests may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Response:

The Company respectfully submits that in response to the Staff’s comments received in April 2013, the cover page of the Prospectus included in the Registration Statement discloses that the Company generally invests in securities that have been or would be rated below investment grade and has defined such securities as “junk.” As requested, the Company has added additional disclosure to the section entitled “Prospectus Summary” to indicate that (1) the types of securities in which the Company generally invests are considered below investment grade and may be referred to as “junk” and (2) many of the debt securities in which the Company invests typically do not fully pay down principal prior to maturity, which may increase the risk that the Company may lose all or part of its investment.

Asen Parachkevov February 19, 2014 Page 6

2.	Please specify that for the purposes of calculating the Adviser’s management fee, the Fund’s average-adjusted gross assets includes assets purchased with borrowed funds and securitization-related assets.

Response:

As requested, the Company has revised its disclosure in the section entitled “Prospectus Summary—Our Adviser” to note that for purposes of calculating the management fee that average-adjusted gross assets includes assets purchased with borrowed funds and securitization-related assets.

3.	Please describe the SLF investment committee and its decision-making process. Please disclose the Fund’s percentage ownership of SLF’s equity interests.

Response:

As requested, the Company has revised its disclosure under the heading “Prospectus Summary—Golub Capital BDC” to clarify the composition of the investment committee of SLF and to disclose the Company’s equity ownership percentage of SLF.

1.	In the “Conflicts of Interest” section, please disclose whether GC Capital is subject to any obligations to present investment opportunities to GC Advisors and describe any potential conflicts of interest that GC Capital faces in allocating such opportunities. Please disclose the Fund’s board review of the applicable allocation policies and code of ethics.

Response:

The Company respectfully submits that the disclosure under the heading “Prospectus Summary—Conflicts of Interest” accurately summarizes the obligations of Golub Capital to offer the Company the right to participate in all investment opportunities that GC Advisors determines are appropriate for the Company in view of its investment objectives. The Company notes that the allocation policy of GC Advisors was recently revised to better conform to the allocation policies that the Staff has viewed favorably in connection with the co-investment exemptive relief applications the SEC has approved for a number of other BDCs.  The Company and GC Advisors have submitted a similar application seeking exemptive relief with respect to certain co-investment transactions involving the Company and other accounts sponsored or managed by GC Advisors and its affiliates, and that the Registration Statement reflects such revised allocation policy. As requested, the Company has added additional disclosure stating that the Company’s board of directors regularly reviews the allocation policy of GC Advisors and annually reviews the code of ethics of GC Advisors.

Asen Parachkevov February 19, 2014 Page 7

Fees and Expenses

1.	Please reconcile the expense ratio as stated in Note 11. Financial Highlights as of September 30, 2013 (page F-64) with the expense ratio as stated in the Fee and Expense Table. In addition, please inform the staff whether the table assumes the proceeds of the offering. If so, this should be disclosed in the footnotes to the table.

Response:

The Company respectfully submits that the decrease in the total annual expenses percentage set forth in the table under the heading entitled “Prospectus Summary—Fees and Expenses” as compared to the ratio of expenses set forth in “Note 11. Financial Highlights” for 2013 is a result of calculating such expenses for the current fiscal year ending September 30, 2014, as required by Item 3 to Form N-2. By contrast, the calculations set forth in Note 11 reflect actual figures as a percentage of average net assets for the fiscal year ended September 30, 2013, during which year the Company’s gross assets increased by approximately $358 million. As a result, certain fixed costs that are expected to remain approximately the same in the fiscal year ending September 30, 2014 will be spread across a larger pool of assets, resulting in a lower estimated expense ratio. The Company has clarified in Amendment No. 1 that the total annual expenses calculated for the table under the heading entitled “Prospectus Summary—Fees and Expenses” are based on the amounts actually incurred for the three months ended December 31, 2013, annualized for a full year. The Company hereby confirms that the total annual expenses set forth on Page 8 does not include the proceeds of any offering, and that the Company, consistent with past practice, will disclose total annual expenses including offering expenses in a prospectus supplement to be used with any common equity securities it elects to issue under the Registration Statement.

Risk Factors

1.	Please identify key individuals at GC Advisors whose departure may impact the Fund’s financial condition materially.

Asen Parachkevov February 19, 2014 Page 8

Response:

The Company respectfully submits that the loss of no single senior investment professional of GC Advisors would impact the Company’s financial condition materially.  The Company has revised the disclosure under the risk factor captioned “We are dependent upon key personnel of GC Advisors for our future success and upon their access to the investment professionals and partners of Golub Capital and its affiliates.” accordingly.

1.	Please discuss risks presented by investments in PIK securities. Please disclose that:

a.	the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.	even if accounting conditions were met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.

c.	PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.	PIK income may create may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing PIK income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of PIK income comes from the cash invested by the shareholders, Section 19(a) of the Investment Company Act of 1940 (the “1940 Act”) does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f.	PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Fund for these fees.

Asen Parachkevov February 19, 2014 Page 9

Response:

The Company respectfully submits that it would be inaccurate to state that PIK securities necessarily have increased credit risk or that PIK securities represent a significantly higher credit risk than coupon loans. The Company, however, has added disclosure to the risk factor entitled “Our debt investments may be risky and we could lose all or part of our investment” to note that the Company’s investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans that must be paid in full in cash on a regular basis.

The Company respectfully submits that the last sentence of the second paragraph of the risk factor entitled “We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income” states that it is possible that interest accrued and used in the calculation of the incentive fee may become uncollectible, which the Company believes addresses the Staff’s comment in item (b) above.

Although, as stated in item (c) above, PIK securities may have unreliable valuations, the Company believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with PIK income than for debt securities without PIK income. Accordingly, the Company respectfully submits that it would be inappropriate to single out PIK income securities as having unreliable valuations. The Company respectfully submits that the risk factor entitled “Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments” describes the inherent uncertainty and potential fluctuations in the valuation of the majority of the Company’s investments.

With respect to item (d) above, the Company does not believe there is any uncertainty regarding the source of its cash distributions. Further, the cash to pay distributions in respect of accruals for PIK interest is as likely to come from repayments on or sales of other instruments with PIK interest where the cash receipts have not matched the prior accruals and represent excess cash over GAAP income as it is to come from proceeds of an offering. Accordingly, the Company respectfully submits that it would be inaccurate to disclose uncertainty regarding the source of cash distributions.

The Company respectfully submits that the second paragraph of the risk factor entitled “There are significant potential conflicts of interest that could affect our investment returns—Our incentive fee may induce GC Advisors to make certain investments, including speculative investments” states that the incentive fee earned by GC Advisors includes accrued income that may not have been received in cash and that the incentive fee may create an incentive for GC Advisors to invest on the Company’s behalf in instruments with a deferred interest feature, including instruments with PIK income, which addresses the Staff’s comment in the first sentence of item (e) above. With respect to the second sentence of item (e) above, whether or not the deferral of PIK interest will reduce the loan-to-value ratio of a security will depend on other factors including primarily the performance of the portfolio company. Accordingly, the Company respectfully submits that it would be inaccurate to state that the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.

Asen Parachkevov February 19, 2014 Page 10

The Company respectfully submits that the last sentence of the fourth paragraph of the risk factor entitled “There are significant potential conflicts of interest that could affect our investment returns—Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders” states that GC Advisors is not obligated to reimburse the Company for any incentive fees even if the Company subsequently incurs a loss or never receives cash in respect of deferred income that was previously accrued and addresses the Staff’s comment in item (f) above.

1.	With respect to risks associated with the Debt Securitization, please disclose whether any incentive fees were earned in respect of the sale of the loans to Holdings. Disclose the conflicts of interest that the payment of such fees presents. Disclose how the Fund’s board will monitor such conflicts.

Response:

The Company respectfully submits that the Registration Statement discloses that no incentive fees were earned as a result of the sale of loans to Holdings under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flow—Liquidity and Capital Resources—Debt Securitization.” The Company respectfully submits that no conflicts result from GC Advisors acting as collateral manager to the Securitization Issuer because, as disclosed under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Overview—Expenses,” GC Advisors receives no incentive fee under the collateral management agreement with the Securitization Issuer.

2.	Disclose any conflicts resulting from GC Advisors’ acting as collateral manager to the Securitization Issuer. Disclose whether GC Adviser is covered by contractual indemnification provisions in its capacity as collateral manager and identify such provisions.

Response:

The Company respectfully submits that no conflicts result from GC Advisors acting as collateral manager to the Securitization Issuer because, as disclosed in Note (4) to the table under the heading “Fees and Expenses” and under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Overview—Expenses,” the fee that GC Advisors receives as collateral manager to the Securitization Issuer is offset against the base management fee payable by the Company under the Investment Advisory Agreement. The Company respectfully submits that the risk factor entitled “GC Advisors’ liability is limited, and we have agreed to indemnify GC Advisors against certain liabilities, which may lead GC Advisors to act in a riskier manner on our behalf than it would when acting for its own account” discloses that GC Advisors is covered by contractual indemnification provision under the collateral management agreement in its capacity as collateral manager to the Securitization Issuer.

Asen Parachkevov February 19, 2014 Page 11

1.	In discussing the impact of new regulation on the Fund’s operation, disclose whether the Fund (or any of its affiliates) is a commodity pool under the CFTC’s recently amended rules. Please describe any exemption or exclusion from CPO registration on which the Adviser is relying, and any applicable portfolio restrictions.

Response:

Although as disclosed under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Consolidated Results of Operations—Termination of the Total Return Swap” and “—Ten-Year U.S. Treasury Futures Contracts,” the Company historically engaged in certain swaps and futures transactions, the Company liquidated those positions in April and September 2012, prior to the effective date of amendments to the Commodity Futures Trading Commission (“CFTC”) regulations. The Company has not invested in any commodity interests since it terminated any of these positions. The Company therefore is not a commodity pool, and the Company and GC Advisors are not relying on any exemptions or exclusions from the definition of, or registered as, a commodity pool operator (“CPO”).

As requested, the Company will add disclosure to the risk factor entitled “New or modified laws or regulations governing our operations may adversely affect our business” stating that, while the Company may in the future invest in commodity interests, the Company does not currently do so and that, if the Company invests in commodity interests, GC Advisors may determine not to use investment strategies that trigger additional CFTC regulation or may determine to operate subject to CFTC regulation, if applicable.

1.	In discussing risks associated with debt securities in which the Fund invests, please disclose risks associated with investments in loans which may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Response:

As requested, the Company has revised the risk factor entitled “Our portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interests rates may make it more difficult for portfolio companies to make periodic payments on their loans” to provide additional disclosure regarding risks related to loans that provide for moderate loan amortization in the early years of the loan, with the majority of amortization deferred until loan maturity.

Asen Parachkevov February 19, 2014 Page 12

Use of Proceeds

1.	You state that the interest rate applicable to the Revolver is “either LIBOR plus 3.50% per annum or PrivateBank’s prime rate plus 1.50% per annum through November 22, 2014 and LIBOR plus 2.50% per annum or PrivateBank’s prime rate plus 0.50% per annum for the period subsequent to November 22, 2014.” Please clarify the specific LIBOR rate used and how the interest rate is determined.

Response:

As requested, the Company has revised the last sentence in the first paragraph under the heading “Use of Proceeds” to include the requested clarifications.

Selected Consolidated Financial Data

1.	Please specify whether the stated per share and total amounts of declared distributions are from net investment income or from capital gains.

Response:

The Company respectfully submits that the characterization of declared distributions as arising from net investment income or from capital gains can only be calculated for each fiscal year and cannot be calculated for interim quarterly periods. As a result and as requested, the Company has revised the disclosure under the heading “Selected Consolidated Financial Data” to include the requested information for each fiscal year period, but respectfully submits that it cannot provide such information for interim fiscal quarters.

Management Discussion and Analysis of Financial Condition, Results from Operations and Cash Flows

Asen Parachkevov February 19, 2014 Page 13

1.	As required by Item 9(f), disclose how organizational expenses will be amortized and the period over which amortization will occur.

Response:

The Company respectfully submits that it has fully amortized all of its organizational expenses and no organizational expenses remain to be amortized.

1.	With respect to any total return swaps entered into by the Fund, the Fund must set aside an appropriate amount of segregated assets. Please add a discussion disclosing the Fund’s practices with respect to segregation. Please note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:

The Company respectfully submits that it terminated its total return swap in April 2012, is not currently a party to any total return swaps and has no current plans to enter into any further total return swaps. As a result, the Company believes that disclosure regarding the Company’s practices with respect to segregation is not appropriate at this time as no such segregation is occurring or contemplated. As set forth in correspondence with the Staff in December 2011, the Company undertakes to treat any total return swaps entered into by the Company in the manner described in any definitive statement or rule relating to the regulatory treatment of total return swaps or similar derivative instruments adopted by the Staff or the Commission.

1.	The disclosure states that “We believe that our existing cash and cash equivalents and available borrowings as of September 30, 2013 will be sufficient to fund our anticipated requirements through at least September 30, 2014.” Please disclose any contingency plans if available funds turn out to be insufficient.

Asen Parachkevov February 19, 2014 Page 14

Response:

The Company respectfully submits that the requested disclosure appropriately appears in the risk disclosures which state that the Company may need to access the capital markets if it requires additional capital and that the Company may be forced to sell a portion of its investments and repay indebtedness in order to satisfy its asset coverage ratio under the “Risk Factors” entitled “—We may need to raise additional capital to grow because we must distribute most of our income” and “—Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.” As a result, the Company respectfully submits that additional disclosure regarding contingency plans is not required in the section entitled “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows.”

The Company

1.	Please indicate the source for your claim that Golub Capital “has been a Top 3 Traditional Middle Market Bookrunner each year from 2008 to 3Q 2013 for senior secured loans of up to $100 million for leveraged buyouts.”

Response:

The Company respectfully submits that the source for this information is included in the Registration Statement under the heading “Prospectus Summary—Competitive Strengths—Leading U.S. Debt Platform Provides Access to Proprietary Relationship-Based Deal Flow.” As requested, however, the Company has revised the disclosure under the heading “The Company—About Golub Capital” to indicate the source for the information.

Management

1.	As required by Item 9(d), please disclose compensation to be paid to the Administrator under the Administration Agreement.

Asen Parachkevov February 19, 2014 Page 15

Response:

The Company respectfully submits that the Administration Agreement does not provide for the payment of compensation to the Administrator. Rather, the Administration Agreement provides for the payment to the Administrator of the fees associated with certain administrative services, such as clerical, bookkeeping and recordkeeping services, without profit to the Administrator. As disclosed under the heading “Management Agreements—Administration Agreement,” this payment includes the allocable portion of the cost of the Company’s chief financial officer and chief compliance officer and their respective staffs. The Company respectfully submits that the Registration Statement discloses historical amounts reimbursed to the Administrator, which amounts include reimbursement for the allocable portion of the Company’s chief compliance officer and chief financial officer and their respective staffs, under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Consolidated Results of Operations—Expenses” and in the financial statements included in the Registration Statement.

Management Agreements

1.	With respect to the two trusts that own all of the beneficial interests of GC Advisors, please disclose the general nature of their business. Please disclose the types of trusts and identify any persons who may remove or replace the trustees.

Response:

As requested, the Company has revised the disclosure to state that “GC Advisors is controlled by Lawrence E. Golub and David B. Golub, and all the beneficial interests in GC Advisors are owned, indirectly, by two affiliated trusts. The trustees of those trusts, which were formed by Lawrence E. Golub and David B. Golub for estate planning purposes, are David L. Finegold and Stephen A. Kepniss, individuals who are not otherwise affiliated with GC Advisors or Golub Capital.”

Payment of Our Expenses

Asen Parachkevov February 19, 2014 Page 16

1.	Specifically disclose in this section the expenses discussed in the Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows (in lieu of only cross referencing this section).

Response:

As requested, the Company has revised the disclosure under the heading “Management Agreements—Investment Advisory Agreement—Payment of Our Expenses” to include the expenses described in “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Overview—Expenses.”

2.	The MD&A disclosure states the Fund bears “fees and expenses incurred by GC Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments.” In the discussion of these expenses, disclose specifically the categories of expenses that are covered, e.g. travel, lodging, research, etc. We may have additional comments.

Response:

As requested, the Company has added disclosure of the categories of expenses to the new disclosure of fees and expenses under the heading “Management—Investment Advisory Agreement—Payment of Our Expenses” requested in the preceding comment.

Regulation

1.	Please describe any fundamental policies of the Fund in respect to the various matters listed in Item 17.

Response:

The Company respectfully submits that the disclosure in the last sentence of the second paragraph under the heading “Regulation” states that the Company does not have any fundamental policies and that all of the Company’s policies may be changed without stockholder approval.

Asen Parachkevov February 19, 2014 Page 17

Part C

1.	Since the terms of the actual offerings from this registration statement have not yet been authorized by the Fund’s board of directors, it may be necessary for the Fund to undertake to file an unqualified legality or binding obligation opinion, as applicable, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Response:

The Company acknowledges the Staff’s comment and hereby undertakes to continue its past practice of filing an unqualified legality or binding obligation opinion, as applicable, by post-effective amendment to the Registration Statement regarding the validity of the securities to be offered in connection with a takedown from the Registration Statement. For example, in connection with the Company’s common stock offering that priced on September 12, 2013, the Company filed the opinion and consent of Dechert LLP as Exhibit (l)(7) to Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form N-2 (Registration No. 333-174756) on September 13, 2013.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	David B. Golub, Golub Capital BDC, Inc. Ross A. Teune, Golub Capital BDC, Inc. Joshua M. Levinson, Golub Capital BDC, Inc. Thomas J. Friedmann, Dechert LLP